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Daryn Hillhouse · 3rd [in]

Managing Director (Co-Founder) at The Greatest Adventure On Earth®

Cincinnati, Ohio · 500+ connections · **Contact info**

The Greatest Adventure On Earth®

Royal Military Academy Sandhurst

About

Experienced Chairperson with a demonstrated history of global, mass participation, event production. Skilled in Operations and Logistics Management, Risk Management, Business Development, and Marketing Strategy. Strong business development professional. Retired Commissioned British Army Officer, alumni of the Royal Military Academy Sandhurst.

Activity

640 followers

 **Also me darynhillhouse@gmail.com :)**
Daryn commented

 **The entire country of South Africa would sign up for micro-grids...**
Daryn commented

 **You talent is mind blowing.... you have a very bright future ahead Kyle!**
Daryn commented

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Experience

 **CEO / Managing Director (Co-Founder)**
The Greatest Adventure On Earth® · Full-time
Aug 2019 – Present · 6 mos
Cincinnati, Ohio

 **Managing Director (Founder)**
Mountainshak Adventures · Full-time
Mar 2010 – Present · 9 yrs 11 mos
Cincinnati, Ohio

Produced global, mass participation, family-friendly events across a range of genres, as well as provide event services from conceptualization through to live production.

Event Portfolio: ...**see more**

 **Chairman / Co-Founder**
Put Foot Foundation · Part-time
Feb 2012 – Present · 8 yrs

South African Public Beneficiary Organisation (PBO) and Not-For-Profit (NPO) Charity that provides young, under privileged children in Southern Africa with brand new, 100% leather, quality school shoes. Over 30,000 pairs of shoes gifted since June 2012.


Bids and Proposals Manager
Aegis Defence Services Ltd
Jan 2009 – Sep 2010 · 1 yr 9 mos

Key role in high profile tenders/contracts/bids worth over $1.1 Billion submitted by Aegis Defence Services from January 2009 to September 2010.

Lead Role in the following US Government tenders: ...see more


Officer
British Army
Jan 2003 – Dec 2007 · 5 yrs

Troop Commander - 216 Parachute Signal Squadron
Training Officer- 16 Air Assault Brigade Headquarters
Served in Bosnia, Kosovo and Afghanistan.
Royal Military Academy Sandhurst & Rowallan Cadre

Education


Royal Military Academy Sandhurst
Commissioning Course, Military Strategic Studies, General
2003 – 2005

Skills & Endorsements

Entrepreneurship · 23

 Endorsed by **4 of Daryn's colleagues at British Army**

Management · 24

 Endorsed by **5 of Daryn's colleagues at British Army**

Team Leadership · 10

Endorsed by **William S G King, who is highly skilled at this**

 Endorsed by **3 of Daryn's colleagues at British Army**

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Recommendations

Received (3)   Given (1)


Francois Staples
Non Exec Director at Galetti Corporate Real Estate and Shareholder at Galetti Corporate Real Estate

July 9, 2015, Francois worked with Daryn but at different companies

I have had the good fortune of meeting and working with Daryn over the last 3 years. He is one of the most capable and driven entrepreneurs that I have come to know and a real inspiration to anyone who is looking to pursue their passions.

Sean Lumley
Founder of CybSafe Ltd
November 27, 2012, Sean was a client of Daryn's

Daryn is driven by a desire to constantly better himself. His loyalty and reliance is unmatched; as is his ability to draw on a growing toolbox of skills to suit the task at hand. Daryn has worked for me twice. The first time as an Officer in the British Army and the second as a Bid Manager at Aegis Defe... See more

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Accomplishments

2 **Languages**   ⌄
   Afrikaans • Xhosa

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